

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Numbeer, Inc.**
> **Form 10-K for the year ended May 31, 2010**
> **Filed September 1, 2010**
> **Form 10-Q for the period ended August 31, 2010**
> **Filed October 20, 2010**
> **Form 10-Q for the period ended November 30, 2010**
> **Filed January 19, 2011**
> **File No. 333-153172**

Dear Mr. English:

    We have reviewed your response filed March 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended November 30, 2011

1.   We see from your response to our prior comment 2. Please clarify for us whether you dismissed your independent auditors and the date thereof. In addition, we remind the company of its reporting obligations under Item 4.01 of Form 8-K, which requires you to file the information outlined in Item 304 of Regulation S-K no later than the fourth day following the date on which you dismissed your auditors.

2.   Please tell us when you plan to file the amended Form 10-Q for the period ended November 30, 2011.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
        .

                                        Sincerely,

                                        Jeff Jaramillo
                                        Branch Chief